UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

OSI Systems, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

671044105 (CUSIP Number)

December 31, 2005

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 671044105

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Deepak Chopra
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 426,825 shares 6. Shared Voting Power 988,815 shares 7. Sole Dispositive Power 426,825 shares 8. Shared Dispositive Power 988,825 shares

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,415,640 shares
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	☐
11.	Percent of Class Represented by Amount in Row (9) 8.6%
12.	Type of Reporting Person (See Instructions) IN

Item 1.	(a)	Name of Issuer

OSI Systems, Inc.

	(b)	Address of Issuer’s Principal Executive Offices

12525 Chadron Avenue, Hawthorne, California 90250

Item 2.	(a)	Name of Person Filing

Deepak Chopra

	(b)	Address of Principal Business Office or, if none, Residence

12525 Chadron Avenue, Hawthorne, California 90250

	(c)	Citizenship

United States

	(d)	Title of Class of Securities

Common Stock

	(e)	CUSIP Number

671044105

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

	(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

	(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

	(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

	(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

	(e)	☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

	(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

	(g)	☐ A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

	(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

	(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

	(j)	☐ Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned:

1,415,640 shares

(b) Percent of class:

8.6%

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote

426,825 shares

(ii) Shared power to vote or to direct the vote

988,815 shares

(iii) Sole power to dispose or to direct the disposition of

426,825 shares

(iv) Shared power to dispose or to direct the disposition of

988,815 shares

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Of the 1,415,640 shares beneficially owned by Deepak Chopra, 200,000 shares are owned by The Deepika Chopra Trust UDT, dated July 17, 1987, and 200,000 shares are owned by The Chandini Chopra Trust UDT, dated July 17, 1987. Deepak Chopra is the co-trustee of both irrevocable trusts. In addition, 588,815 shares are held jointly by Mr. Chopra and his wife, Nandini Chopra, and 66,825 are held individually by Mr. Chopra. Such other persons have the right to receive dividends from, and proceeds from the sale of, such securities.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

Not applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 07, 2006.

DEEPAK CHOPRA

By:	/s/ Deepak Chopra
Name/Title:	Deepak Chopra – Chairman of the Board, Chief Executive Officer and President

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

5